780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

September 29, 2011

VIA EDGAR

Ms. Linda B. Stirling

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington D.C.  20549

RE:

Trust for Professional Managers – Schooner Global Absolute Return Fund

Form N-14 (Registration No. 333-176648) – Reorganization with Nakoma Absolute Return Fund, a series of Nakoma Mutual Funds

Dear Ms. Stirling:

The purpose of this letter is to respond to oral comments received from you on September 27, 2011 regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Trust for Professional Managers (the “Trust”), on behalf of its series, the Schooner Global Absolute Return Fund (the “Schooner Global Absolute Return Fund”), on September 2, 2011.

The Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY & APPLETON, WI; AND WASHINGTON, DC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

General

1.

Staff Comment:  In accordance with Instruction G of Form N-14, supplementally confirm that a copy of the prospectus for the Schooner Global Absolute Return Fund, which has been incorporated by reference into the information statement/prospectus, will accompany a copy of the information statement/prospectus delivered to Nakoma Fund shareholders.

Response:  The Trust responds by supplementally confirming that a copy of the prospectus for the Schooner Global Absolute Return Fund will accompany a copy of the information statement/prospectus delivered to Nakoma Fund shareholders.

Part A – Summary

2.

Staff Comment:  In accordance with Item 1(b)(6) of Form N-14, ensure that the statement required by Rule 481(b)(1) under the Securities Act of 1933, as amended, is set forth on the outside front cover page of the information statement/prospectus.

Response:  Done.

3.

Staff Comment:  In accordance with Item 3(b) of Form N-14, prominently highlight the material differences between the Nakoma Fund and the Schooner Global Absolute Return Fund in the “Summary” section of the information statement/prospectus.

Response:  The Trust responds by adding the following disclosure immediately before the “Comparison of the Nakoma Fund to the Schooner Global Absolute Return Fund” table (the “Comparison Table”) in the “Summary” section:

The Nakoma Fund and the Schooner Global Absolute Return Fund both employ an “absolute return” investment strategy in that they seek to generate returns independent of market conditions.  Accordingly, each Fund is designed to be less volatile than the equity markets.  While both Funds both seek to maintain low correlation with the broader equity markets, there are important differences between the Funds that you should consider.  These differences are described in more detail in the following chart and throughout this information statement/prospectus and include the following:

•

The Nakoma Fund is a diversified mutual fund under the 1940 Act, whereas the Schooner Global Absolute Return Fund is a non-diversified mutual fund under the 1940 Act, which means that it may invest a higher percentage of its assets in a limited number of securities.

•

The Nakoma Fund’s investment objective is to seek absolute returns with low volatility independent of equity market conditions, whereas the Schooner Global Absolute Return Fund’s investment objective is to seek capital appreciation while maintaining a low or negative correlation over time with the major equity indices.

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

•

The Nakoma Fund principally invests in long and short positions in the common stocks of U.S. companies, whereas the Schooner Global Absolute Return Fund principally invests in long and short positions in derivative instruments, such as futures, swaps and forward currency contracts.

•

The Nakoma Fund’s investment strategies will not subject the Fund to special tax rules, whereas the Schooner Global Absolute Return Fund’s investment strategies, specifically its investments in derivative instruments, may subject the Fund to special tax rules, the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities or change the characterization of the Fund’s capital gains and losses.

•

The Nakoma Fund may establish short positions in the common stock of U.S. companies for hedging and investment purposes, whereas the Schooner Global Absolute Return Fund uses short positions in derivative instruments for hedging and investment purposes.

•

The Nakoma Fund may invest up to 25% of its assets in foreign securities, whereas the Schooner Global Absolute Return Fund will invest at least 40% of its net assets in foreign securities or derivative instruments with exposure to foreign securities, including emerging markets securities.

•

The Nakoma Fund may invest up to 25% of its assets in exchange-traded funds (“ETFs”), whereas the Schooner Global Absolute Return Fund has no such percentage limitation.

•

Investments in fixed-income securities is not a principal investment strategy of the Nakoma Fund, whereas the Schooner Global Absolute Return Fund may invest in exchange-traded notes (“ETNs”) as a principal investment strategy.

•

The Nakoma Fund has experienced moderate portfolio turnover, whereas the Schooner Global Absolute Return Fund may be subject to high portfolio turnover, which may result in higher Fund transaction costs and may lower the Fund’s returns.

•

The Nakoma Fund is permitted to use leverage, whereas the Schooner Global Absolute Return Fund has adopted a non-fundamental investment policy that restricts the Fund from purchasing portfolio securities while outstanding borrowings exceed 5% of its assets.

•

The Nakoma Fund has adopted non-fundamental policies that, subject to certain exceptions, restrict the Fund from (i) purchasing securities on margin, (ii) mortgaging, pledging, hypothecating or in any manner transferring any securities or other assets owned or held by the Fund, (iii) investing in companies for the purpose of exercising control of management or (v) investing in foreign securities that are not traded in the U.S., whereas the Schooner Global Absolute Return Fund has not adopted similar non-fundamental investment policies.

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

•

The Nakoma Fund’s management fee of 1.50% is lower than the Schooner Global Absolute Return Fund’s management fee of 1.65%.

•

The Nakoma Fund’s total expense ratio of 2.97% for its last fiscal year (after giving effect to the contractual expense limitation agreement) is higher than the Schooner Global Absolute Return Fund’s total expense ratio of 1.95% (after giving effect to the contractual expense limitation agreement).

•

The Nakoma Fund’s initial investment minimum is $1,000 and additional investment minimum is $100, whereas the Schooner Global Absolute Return Fund’s initial investment minimum is $5,000 and additional investment minimum is $1,000.

4.

Staff Comment:  In the Comparison Table, remove the second sentence in the “Annual Operating Expenses as a Percentage of Average Net Assets for the Fiscal Year” section.

Response:  Done.

5.

Staff Comment:  In the “Comparison of Principal Risks of Investing in the Funds” subsection, revise the “Tax Risk” disclosure to explain why the Schooner Global Absolute Return Fund will be subject to special tax rules.

Response:  The Trust responds by revising the “Tax Risk” disclosure to read as follows:  “There is a risk that the Fund’s investment strategies, specifically its investments in derivative instruments, may subject the Fund to special tax rules, the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses.”

6.

Staff Comment:  In the “Past Performance” subsection, revise the first sentence of the first paragraph to delete the reference indicating that the Nakoma Fund’s past performance may help to provide an indication of some of the risks of investing in the Schooner Global Absolute Return Fund.

Response:  Done.

7.

Staff Comment:  In the “Funds’ Fees and Expenses” subsection, supplementally confirm that the figures in the “Summary of Fund Fees and Expenses” table are accurate.

Response:  The Trust responds by supplementally confirming that the figures in the “Summary of Fund Fees and Expenses” table are accurate.

8.

Staff Comment:  If the Schooner Global Absolute Return Fund expects to invest in shares of one or more acquired funds such that it will incur acquired fund fees and expenses totaling 0.01% or more of its net assets, reflect such expense as a separate line item in the “Summary of Fund Fees and Expenses” table in the “Funds’ Fees and Expenses” subsection.

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

Response:  The Trust responds by supplementally noting that it does not anticipate that the Schooner Global Absolute Return Fund will incur acquired fund fees and expenses totaling 0.01% or more of its net assets and therefore no separate line item has been included in the “Summary of Fund Fees and Expenses” table for the Fund.

9.

Staff Comment:  If the Schooner Global Absolute Return Fund expects to engage in short selling such that it will incur dividend and interest expenses relating to short sales totaling 0.01% or more of its net assets, reflect such expense as a separate line item in the “Summary of Fund Fees and Expenses” table in the “Funds’ Fees and Expenses” subsection.

Response:  The Trust responds by supplementally noting that it does not anticipate that the Schooner Global Absolute Return Fund will incur dividend and interest expenses relating to short sales totaling 0.01% or more of its net assets and therefore no separate line item has been included in the “Summary of Fund Fees and Expenses” table for the Fund.

Part A – Information About the Reorganization

10.

Staff Comment:  In the “Reasons for the Reorganization” subsection, revise the first sentence of the first paragraph to explain in more detail the primary purpose(s) of the Reorganization.

Response:  The Trust responds by replacing the first three sentences of the first paragraph with the following:  “The primary purpose of the Reorganization is to allow a means by which the shareholders of the Nakoma Fund could both maintain an investment in a registered mutual fund having an absolute return investment strategy and retain the potential to benefit from the Nakoma Fund’s capital loss carryforward amounts.  Nakoma and the Nakoma Board engaged in discussions regarding the Nakoma Fund, including the Reorganization, as well as alternatives to the proposed Reorganization, including liquidation of the Nakoma Fund and the viability of the Nakoma Fund absent approval of the proposed Reorganization.”

11.

Staff Comment:  In the “Reasons for the Reorganization” subsection, in light of the differences between the Funds’ investment strategies, consider whether it is appropriate to describe the Funds as “similar.”

Response:  The Trust responds by revising the second sentence of the first paragraph to read as follows:  “Nakoma and the Nakoma Board engaged in discussions regarding alternatives for the Nakoma Fund, including the Reorganization, that would allow shareholders of the Nakoma Fund to maintain their investment in another registered mutual fund with an absolute return investment strategy and to retain the potential to benefit from the Nakoma Fund’s capital loss carryforward amounts.”

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

12.

Staff Comment:  Revise the “Board Considerations” subsection to explain in more detail the primary purpose(s) of the Reorganization and why the Nakoma Board determined that the Reorganization was in the best interests of the Nakoma Fund shareholders.

Response:  The Trust responds by revising the paragraph preceding the bullet point list as follows:  “In considering the Reorganization, the Nakoma Board took into account the primary purpose of the Reorganization which is to allow a means by which the shareholders of the Nakoma Fund could both maintain an investment in a registered mutual fund having an absolute return investment strategy and retain the potential to benefit from the Nakoma Fund's capital loss carryforward amounts.  The Nakoma Board then considered a number of other factors to determine whether they were consistent with the primary purpose of the Reorganization.  Some of the more prominent factors are discussed further below.  The Nakoma Board considered these factors, among others, and in no order of priority:”

In addition, the Trust has revised the paragraph following the bullet point list as follows:  “After considering the factors noted above, the Nakoma Board determined that each of the factors was consistent with the primary purpose of the Reorganization.  The Nakoma Board determined that primary purpose of the Reorganization was in the best interests of the Nakoma Fund shareholders, and accordingly, unanimously approved the Reorganization with the Schooner Global Absolute Return Fund and the Reorganization Agreement.”

Part A – Additional Information About the Funds

13.

Staff Comment:  In the “Purchase, Redemption and Exchange Policies” subsection, the Staff notes that the minimum additional investment amounts differ between the Nakoma Fund ($100) and the Schooner Global Absolute Return Fund ($1,000).  Highlight this difference or, if applicable, provide disclosure that Nakoma Fund shareholders will be subject to the lower minimum additional investment amount with respect to future investments in the Schooner Global Absolute Return Fund.

Response:  The Trust responds by adding the following sentence to the narrative disclosure preceding the comparative chart:  “As set forth in the following chart, additional investments made by shareholders of the Schooner Global Absolute Return Fund are subject to a $1,000 minimum, which is higher than the $100 minimum for additional investments made by current Nakoma Fund shareholders.

14.

Staff Comment:  In the “Tax Information” subsection, revise the disclosure to reflect that Fund distributions in a tax-deferred arrangement may be subject to federal income tax upon withdrawal from such tax-deferred arrangement.

Response:  The Trust responds by revising the “Tax Information” subsection to read as follows:  “The Nakoma Fund’s distributions are, and the Schooner Global Absolute Return Fund’s distributions will be, taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

401(k) plan or an individual retirement account, in which case you may be subject to federal income tax upon withdrawal from such tax-deferred arrangement.”

15.

Staff Comment:  In the “Fund Management” subsection, revise the third paragraph to change the phrase “continue to manage” to “manage.”

Response:  The Trust responds by revising the third paragraph to read as follows:  “Alec Petro and Brian Chen are the portfolio managers of the Schooner Global Absolute Return Fund and will manage the Schooner Global Absolute Return Fund following the consummation of the Reorganization.”

16.

Staff Comment:  In the “Fund Management” subsection, the Staff notes that both Mr. Petro and Mr. Chen currently hold positions with other investment management firms.  Revise the disclosure to address the potential conflicts of interest associated with these separate positions.

Response:  The Trust responds by adding the following disclosure to this subsection:  “Mr. Petro and Mr. Chen will be responsible for managing the Schooner Global Absolute Return Fund as well as other client accounts at the separate investment management firms where they are employed.   There are inherent conflicts of interest associated with these positions, including the apportionment of investment opportunities among client accounts and the allocation of time and attention between their employer firms.  Mr. Petro and Mr. Chen are subject to the compliance policies and procedures adopted by their respective firms which address potential conflicts of interest.  They are also bound by their fiduciary obligations to treat all client accounts fairly and equitably.  Schooner's chief compliance officer is responsible for oversight of the firm's compliance program, including monitoring potential conflicts of interest.”

Appendix B – Investment Policies and Restrictions

17.

Staff Comment:  Revise the disclosure to highlight the material differences between the Funds’ investment policies and restrictions.

Response:  The Trust responds by noting that, in response to Comment No. 3, above, it has highlighted the material differences between the Funds’ investment policies and restrictions in the “Summary” section of the information statement/prospectus.  In addition, the Trust has added the following cross-reference to the paragraph preceding the comparative chart in Appendix B:  “The material differences between the respective investment policies and restrictions of the Funds are set forth in the “Summary” section of the information statement/prospectus.”

18.

Staff Comment:  Revise the table to include disclosure for the Nakoma Fund in the left-hand column and disclosure for the Schooner Global Absolute Return Fund in the right-hand column.

Response:  Done.

Ms. Linda B. Stirling

United States Securities and Exchange Commission

September 29, 2011

Appendix D – Financial Highlights

19.

Staff Comment:  In the “Financial Highlights” table, supplementally explain how the balancing amounts in footnote (1) were computed.

Response:  The Trust responds by supplementally noting that the per share amounts of “net realized and unrealized gain (loss) on investments and securities sold short” were calculated in accordance with Instruction 2(b) of Item 13 in Form N-1A.  In 2008, 2009 and 2011, the amounts did not agree to the change in gains and losses on the Nakoma Fund’s Statement of Operations because of the timing of sales and repurchases of the Fund’s shares in relation to fluctuating market values of the portfolio.  Accordingly, footnote (1) was added to the Nakoma Fund’s Financial Highlights.  The Trust also responds by revising footnote (1) to include the following sentence:  “It does not agree to the aggregate gains and losses in the Fund’s Statement of Operations due to the fluctuation in share transactions.”

*   *   *   *   *   *

Please call me at (414) 287-9338 if you have any additional questions or require further information.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Christopher M. Cahlamer

Christopher M. Cahlamer

cc:

Working Group